

April 9, 2024

Tamara Postoj
Regulatory Reporting Technical Manager
M&G Investment Management Limited
10 Fenchurch Avenue
London EC3M 5AG

   Re: M&G Investment Management Limited
    Freightos Limited
    Schedule 13D Filed by M&G Investment Management Limited
    Filed March 18, 2024
    File No. 005-94038

Dear Tamara Postoj:

  We have reviewed the above-captioned filing and have the following comments. Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please tell us why in a response letter.

  After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D Filed March 18, 2024

General

1. We note the date of the event reported as requiring the filing of the Schedule 13D was February 8, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the February 8, 2024 event date, the Schedule 13D submitted on March 18, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

2. We note that a Schedule 13G was previously filed on April 6, 2023 and was later amended on February 13, 2024. Please mark the check box on the cover page of this Schedule 13D indicating that the filing person is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), or otherwise advise us of the basis for the transition from Schedule 13G to Schedule 13D.

We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at 202-551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions